SpringBig Holdings, Inc.
621 NW 53rd Street
Suite 260
Boca Raton, Florida 33487

May 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kyle Wiley Jan Woo

Re:	SpringBig Holdings, Inc.
Registration Statement on Form S-1
File No. 333-271353

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SpringBig Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-271353), as amended, to 4:00 p.m. Eastern Time on May 15, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Aslam A. Rawoof or William E. Doran of Benesch Friedlander Coplan & Aronoff LLP to orally modify or withdraw this request for acceleration.

Please contact Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP at (646) 328-0498 or arawoof@beneschlaw.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Paul Sykes
Chief Financial Officer, SpringBig Holdings, Inc.

cc:	William E. Doran, Benesch Friedlander Coplan & Aronoff